UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 19, 2013**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.02   Results of Operations and Financial Condition.

On February 19, 2013, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three months and year ended December 31, 2012. A copy of the press release is furnished as Exhibit 99.1 to this Current Report. A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on February 19, 2013, announcing its results of operations for the three months and year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: February 19, 2013	By:	/s/ Jeffrey D. Symes
		Name: Jeffrey D. Symes
		Title: Senior Vice President, Chief Accounting Officer and Controller

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on February 19, 2013, announcing its results of operations for the three months and year ended December 31, 2012.

Exhibit 99.1



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR REPORTS FOURTH QUARTER RESULTS
• FFO and EBITDA exceed guidance
• Continues to execute its value creation strategy

IRVING, Texas…February 19, 2013 - FelCor Lodging Trust Incorporated (NYSE: FCH), today reported operating results for the fourth quarter and year ended December 31, 2012.

Summary:

- Revenue per available room ("RevPAR") for 65 same-store hotels (45 core and 20 non-strategic) increased 4.8% for the quarter.

- Hotel EBITDA increased 10% and Hotel EBITDA margins increased 87 basis points for the quarter.

- Adjusted EBITDA was $42.0 million and adjusted funds from operations ("FFO") per share was a loss of $0.01 for the quarter, both of which exceeded guidance.

- Sold 10 hotels during 2012 for gross proceeds of $207.2 million and, as of January, launched the marketing process for all remaining non-strategic hotels for sale (excluding nine joint venture hotels).

- Sold, in December, $525 million of 5.625% senior notes due in March 2023 and used the proceeds to repay high-cost, short-term debt.

- Converting and repositioning eight core Holiday Inns to Wyndham-branded and managed hotels effective March 1, 2013.

- Net loss was $93.0 million for the quarter.

Fourth Quarter Operating Results:

RevPAR for 65 same-store hotels was $95.57, a 4.8% increase compared to the same period in 2011. The increase reflects a 5.2% increase in average daily rate ("ADR") to $142.76 and a 30 basis point decrease in occupancy to 66.9%. RevPAR for 45 core hotels increased 5.2%, while RevPAR at 20 non-strategic hotels increased 3.7%. RevPAR at the six newly-acquired and redeveloped hotels increased 8.6% during the quarter and 11.3% during December.

Commenting on operating results, Richard A. Smith, President and Chief Executive Officer of FelCor, said, "I am very pleased with our performance, as revenue, margins, FFO and EBITDA exceeded our expectations. Lodging fundamentals remain favorable, despite slow economic growth. The favorable imbalance between demand and supply growth provides us the ability to increase average rates, creating strong EBITDA growth. With supply growth lower in our markets than the US on average, our portfolio is well-positioned to continue outperforming our peers. RevPAR growth at the newly-acquired, redeveloped and renovated hotels continues to significantly exceed the industry average, and we expect that to continue throughout 2013."

Added Mr. Smith, "Over the past year, we have delivered on our strategic commitments to drive operational improvement, sell non-strategic assets and strengthen our balance sheet. Our asset sale program is progressing as expected, and in 2013 we expect to sell a majority of the hotels currently marketed for sale. As we sell hotels and repay debt, we will further improve our earnings and stockholder value."

Hotel EBITDA was $50.5 million, 9.5% higher than the $46.1 million in 2011. Hotel EBITDA and other same-store metrics reflect 65 same-store hotels.

Same-store Adjusted EBITDA was $41.2 million, 10.5% higher than the $37.2 million for the same period in 2011. Adjusted EBITDA (which includes Adjusted EBITDA for sold hotels prior to sale) was $42.0 million, relatively even with the same period in 2011.

Adjusted FFO was a loss of $1.5 million, or $0.01 per share, compared to a loss of $0.03 per share for the same period in 2011. Net loss attributable to common stockholders was $102.1 million (including $62.5 million of debt extinguishment charges and $31.2 million in conversion expenses, partially offset by $27.8 million in net gains from asset sales), or $0.83 per share for the quarter, compared to a net loss of $42.8 million, or $0.35 per share, for the same period in 2011.

Full Year Operating Results:

RevPAR for 65 same-store hotels was $102.80, 5.1% higher than for 2011, driven by a 5.7% increase in ADR to $142.46. RevPAR for our 45 core hotels increased 5.6%, while RevPAR for our 20 non-strategic hotels increased 3.4%.

Hotel EBITDA was $225.5 million, 6.9% higher than the $211.0 million for the same period in 2011.

Same-store Adjusted EBITDA was $188.3 million, 8.7% higher than the $173.3 million for the same period in 2011. Adjusted EBITDA (which includes Adjusted EBITDA for sold hotels prior to sale) was $202.8 million, relatively even with the same period in 2011.

Adjusted FFO was $28.8 million, or $0.23 per share, which is $0.09 per share, or 64%, higher than 2011. Net loss attributable to common stockholders was $166.7 million (including $75.1 million of net debt extinguishment charges and $31.2 million in conversion expenses, partially offset by $54.5 million in net gains from asset sales), or $1.35 per share for the year ended December 31, 2012, compared to a net loss of $168.6 million (including $24.4 million of net debt extinguishment charges), or $1.44 per share, for 2011.

EBITDA, Adjusted EBITDA, same-store Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO, Adjusted FFO and Adjusted FFO per share are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 19 for a reconciliation of each of these measures to the most comparable GAAP financial measure and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Portfolio Repositioning:

During the quarter, we sold the Embassy Suites in Nashville (296 rooms) and Embassy Suites in New Orleans (370 rooms) for aggregate gross proceeds of $70.0 million and the Sheraton Crescent in Phoenix (342 rooms) for gross proceeds of $8.7 million.

During 2012, we sold 10 hotels for aggregate gross proceeds of $207.2 million. We have sold 19 of 39 non-strategic hotels to date as part of our portfolio repositioning plan, with 20 non-strategic hotels remaining to be sold. As of January 2013, we are marketing 11 of the remaining 20 hotels. The other nine non-strategic hotels are held in joint ventures, and we are working with our partners to determine when to begin marketing those properties. We will use the proceeds from dispositions to repay our remaining higher-cost debt and reduce leverage.

In January 2013, we agreed to re-brand, renovate and reposition eight core Holiday Inn hotels located in strategic markets from Holiday Inn to Wyndham hotels. Effective March 1, 2013, our Holiday Inn hotels in Boston, Houston, New Orleans, Philadelphia, Pittsburgh, San Diego and Santa Monica will be rebranded as Wyndham Hotels & Resorts properties, and The Mills House in Charleston will become a Wyndham Grand hotel. Wyndham Worldwide Corporation is providing a $100 million guaranty over the initial 10-year term of the agreement, with an annual guaranty of up to $21.5 million, that ensures a minimum annual NOI for the eight hotels. In addition, the management fee structure is more consistent with prevailing industry practices, and we expect to save approximately $50 million in management fees over the initial term. The guaranty protects approximately 20% of our core hotel-level EBITDA from future lodging cycle fluctuations, in addition to ensuring a return on investment that is superior to the hotels' historical performance.

Capital Expenditures:

Including our *pro rata* share of joint ventures, capital expenditures at our operating hotels were $21.9 million during the three months ended December 31, 2012 and $122.9 million (including approximately $39.9 million for redevelopment projects) during the year ended December 31, 2012.

During 2012, we completed renovations at seven hotels and started renovations (which will be completed in 2013) at four additional hotels. We also completed redevelopment work at two hotels (the Fairmont Copley Plaza and the Embassy Suites-Myrtle Beach-Oceanfront Resort) and started redevelopment at Morgans.

During 2013, we anticipate spending approximately $65 million on improvements and renovations, concentrated mostly at seven hotels, as part of our 20-year capital plan. In addition, in connection with converting eight hotels to Wyndham (four of which will be renovated and repositioned during 2013) and completing redevelopment projects, we will spend approximately $40 million. Please see page 12 of this release for more detail on renovations.

Through December 31, 2012, we have spent $27 million on the redevelopment of the 4+ star Knickerbocker Hotel, located in midtown Manhattan. The project remains on budget and is scheduled to open in early 2014.

Balance Sheet:

At December 31, 2012, we had $1.6 billion of consolidated debt, bearing a weighted-average interest rate of 6.4% (approximately 120 basis points below last year). Our debt has a weighted average maturity of eight years, and none of our debt matures before June 2014. We had $123.7 million of cash, cash equivalents and restricted cash at December 31, 2012.

In December, we amended and restated our $225 million secured line of credit facility. Pricing and other terms of the amended facility were improved significantly relative to the existing facility. The facility now matures in June 2017, assuming exercise of a one-year extension that is subject to certain conditions. Borrowings under the facility bear interest at LIBOR (no floor) plus 3.375%. The facility is secured by mortgages on eight hotels and related security interests and allows for partial release and substitution of properties, subject to certain conditions.

In December, we sold $525 million aggregate principal amount of our 5.625% senior secured notes due 2023. We used the proceeds to redeem $258 million in aggregate face amount of our 10% senior secured notes due 2014 and repay a $187 million 8.1% mortgage loan otherwise due in 2015. The remaining proceeds were used to repay a portion of the balance on our outstanding line of credit and to pay prepayment costs and other expenses.

In November, we obtained an $85 million construction loan secured by the Knickerbocker Hotel. The construction loan will mature in 2017, assuming exercise of a one-year extension option. The remaining redevelopment costs are expected to be funded with five-year financing that is currently being raised through the EB-5 visa program.

Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer, said, "We have taken prudent steps to create a strong and flexible balance sheet with historically low and mostly fixed cost of debt. By selling hotels and taking advantage of favorable capital markets, we repaid higher-cost debt, extended our average debt maturity to eight years, lowered our average cost of borrowing by 120 basis points and increased FFO per share. We will continue to strengthen our balance sheet and further reduce our cost of borrowing as we use proceeds from asset sales to repay higher-cost debt."

Outlook:

Our 2013 outlook reflects continued strength in lodging fundamentals, including continued demand growth and historically low supply growth in our markets. During 2013, our portfolio will experience disruption from renovations and redevelopment at 12 hotels and from transitioning the eight hotels to Wyndham. We expect that this will adversely impact 2013 RevPAR by roughly 1.5%, but will be more than recaptured in 2014. Therefore, we expect our RevPAR to grow 5-6% in 2013, primarily from ADR growth, with stronger flow-through to same-store Adjusted EBITDA compared to 2012.

Our outlook also reflects selling 11 hotels during 2013. The low-end of our outlook assumes all sales occur in April, and the high-end of our outlook assumes all the sales occur at the beginning of the fourth quarter.

> During 2013, we anticipate:
> - Same-store RevPAR to increase between 5-6%;
> - Adjusted EBITDA to be between $186 million and $205 million;
> - Adjusted FFO per share to be between $0.31 and $0.43;
> - Net loss attributable to FelCor to be between $70 million and $63 million; and
> - Interest expense, including *pro rata* share of joint ventures, to be between $102 million and $106 million.

The following table reconciles our 2012 Same-store Adjusted EBITDA to our 2013 Adjusted EBITDA and Same-store EBITDA outlook (in millions):

	Low	Mid	High
2012 Same-store Adjusted EBITDA (65 hotels)	$ 188.3	$ 188.3	$ 188.3
2013 Growth	15.2	17.7	20.2
2013 Adjusted EBITDA Outlook (65 hotels)	**$ 203.5**	**$ 206.0**	**$ 208.5**
EBITDA lost from Asset Sales (11 hotels)[a]	(17.5)	(10.5)	(3.5)
2013 Adjusted EBITDA Outlook (54 hotels)	**$ 186.0**	**$ 195.5**	**$ 205.0**
Discontinued Operations[b]	(8.5)	(15.5)	(22.5)
Same-store Adjusted EBITDA (54 hotels)	**$ 177.5**	**$ 180.0**	**$ 182.5**

> (a) EBITDA of 11 hotels assumed to be sold during 2013 that would have been recognized from the dates of sale through December 31, 2013.
> (b) EBITDA of 11 hotels assumed to be sold during 2013 that is forecasted to be generated from January 1, 2013 through the dates of sale.

About FelCor:

FelCor, a real estate investment trust, owns a diversified portfolio of primarily upper-upscale, full-service hotels that are located in major and resort markets. FelCor partners with leading hotel companies to operate its 66 hotels, which are flagged under globally recognized names such as Fairmont®, Hilton®, Doubletree®, Embassy Suites®, Renaissance®, Marriott®, Sheraton®, Westin® and Holiday Inn®, and premier independent hotels in New York. Additional information can be found on the Company's website at www.felcor.com.

We invite you to listen to our fourth quarter earnings Conference Call on Tuesday, February 19, 2013 at 10:00 a.m. (Central Time). The conference call will be webcast simultaneously on FelCor's website at www.felcor.com. Interested investors and other parties who wish to access the call can go to FelCor's website and click on the conference call microphone icon on either the "Investor Relations" or "News Releases" page. The conference call replay also will be archived on the Company's website.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Current economic circumstances or an economic slowdown and the impact on the lodging industry, operating risks associated with the hotel business, relationships with our property managers, risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements, our ability to complete acquisitions, dispositions and debt refinancing, the availability of capital, the impact on the travel industry from security precautions, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

SUPPLEMENTAL INFORMATION

INTRODUCTION

The following information is presented in order to help our investors understand FelCor's financial position as of and for the three months and year ended December 31, 2012.

TABLE OF CONTENTS

(a) Our consolidated statements of operations and balance sheets have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Annual Report on Form 10-K.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
Revenues:				
Hotel operating revenue:				
Room	$ 168,020	$ 160,245	$ 707,908	$ 662,557
Food and beverage	41,908	38,033	148,736	139,151
Other operating departments	11,733	12,131	49,696	50,494
Other revenue	513	319	3,185	2,949
Total revenues	222,174	210,728	909,525	855,151
Expenses:				
Hotel departmental expenses:				
Room	47,379	45,023	190,293	178,963
Food and beverage	32,511	30,496	119,560	110,923
Other operating departments	5,517	5,839	22,434	23,325
Other property-related costs	61,407	59,751	246,518	235,643
Management and franchise fees	9,773	9,485	41,815	39,359
Taxes, insurance and lease expense	22,816	21,250	94,294	84,954
Corporate expenses	6,054	6,375	26,128	29,080
Depreciation and amortization	31,944	29,983	123,879	118,232
Impairment loss	—	—	—	4,315
Conversion expenses	31,197	—	31,197	—
Other expenses	929	562	4,855	4,017
Total operating expenses	249,527	208,764	900,973	828,811
Operating income (loss)	(27,353)	1,964	8,552	26,340
Interest expense, net	(31,799)	(32,251)	(125,346)	(130,423)
Debt extinguishment	(62,519)	(64)	(74,327)	(27,663)
Gain on involuntary conversion, net	—	—	—	292
Loss before equity in income (loss) from unconsolidated entities	(121,671)	(30,351)	(191,121)	(131,454)
Equity in income (loss) from unconsolidated entities	105	(765)	2,779	(2,068)
Loss from continuing operations	(121,566)	(31,116)	(188,342)	(133,522)
Income (loss) from discontinued operations	28,540	(2,280)	58,928	2,627
Net loss	(93,026)	(33,396)	(129,414)	(130,895)
Net loss attributable to noncontrolling interests in other partnerships	125	83	565	352
Net loss attributable to redeemable noncontrolling interests in FelCor LP	513	220	842	689
Net loss attributable to FelCor	(92,388)	(33,093)	(128,007)	(129,854)
Preferred dividends	(9,679)	(9,679)	(38,713)	(38,713)
Net loss attributable to FelCor common stockholders	$ (102,067)	$ (42,772)	$ (166,720)	$ (168,567)
Basic and diluted per common share data:				
Loss from continuing operations	$ (1.06)	$ (0.33)	$ (1.82)	$ (1.46)
Net loss	$ (0.83)	$ (0.35)	$ (1.35)	$ (1.44)
Basic and diluted weighted average common shares outstanding	123,635	123,906	123,634	117,068

Consolidated Balance Sheets
(in thousands)

	December 31, 2012	December 31, 2011
Assets		
Investment in hotels, net of accumulated depreciation of $929,298 and $987,895 at December 31, 2012 and 2011, respectively	$ 1,794,564	$ 1,953,795
Hotel development	146,079	120,163
Investment in unconsolidated entities	55,082	70,002
Cash and cash equivalents	45,745	93,758
Restricted cash	77,927	84,240
Accounts receivable, net of allowance for doubtful accounts of $469 and $333 at December 31, 2012 and 2011, respectively	25,383	27,135
Deferred expenses, net of accumulated amortization of $13,820 and $13,119 at December 31, 2012 and 2011, respectively	34,262	29,772
Other assets	23,391	24,363
Total assets	$ 2,202,433	$ 2,403,228
Liabilities and Equity		
Debt, net of discount of $10,318 and $32,069 at December 31, 2012 and 2011, respectively	$ 1,630,525	$ 1,596,466
Distributions payable	8,545	76,293
Accrued expenses and other liabilities	138,442	140,548
Total liabilities	1,777,512	1,813,307
Commitments and contingencies		
Redeemable noncontrolling interests in FelCor LP, 621 and 636 units issued and outstanding at December 31, 2012 and 2011, respectively	2,902	3,026
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at December 31, 2012 and 2011	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at December 31, 2012 and 2011	169,412	169,412
Common stock, $0.01 par value, 200,000 shares authorized; 124,117 and 124,281 shares issued and outstanding at December 31, 2012 and 2011, respectively	1,241	1,243
Additional paid-in capital	2,353,581	2,353,251
Accumulated other comprehensive income	26,039	25,738
Accumulated deficit	(2,464,968)	(2,297,468)
Total FelCor stockholders' equity	394,667	561,538
Noncontrolling interests in other partnerships	27,352	25,357
Total equity	422,019	586,895
Total liabilities and equity	$ 2,202,433	$ 2,403,228

Consolidated Debt Summary

(dollars in thousands)

	Encumbered Hotels	Interest Rate (%)	Maturity Date	December 31, 2012	December 31, 2011
Line of credit	8	L + 3.375	June 2016[a]	$ 56,000	$ —
Hotel mortgage debt					
Mortgage debt[b]	5	6.66	June - August 2014	65,431	67,375
Mortgage debt	1	5.81	July 2016	10,405	10,876
Mortgage debt[b]	4	4.95	October 2022	128,066	—
Mortgage debt	1	4.94	October 2022	32,176	—
Senior notes					
Senior secured notes[c]	11	10.00	October 2014	223,586	459,931
Senior secured notes	6	6.75	June 2019	525,000	525,000
Senior secured notes	10	5.625	March 2023	525,000	—
Other[d]	—	L + 1.25	May 2016	64,861	—
Retired debt	—	—	—	—	533,284
Total	46			$ 1,630,525	$ 1,596,466

(a) Our $225 million line of credit can be extended for one year (to 2017), subject to satisfying certain conditions.

(b) This debt is comprised of separate non-cross-collateralized loans each secured by a mortgage of a different hotel.

(c) We originally issued $636 million (face amount) of these notes. After redemptions in 2011 and 2012, $234 million (face amount) of these notes were outstanding at December 31, 2012.

(d) This loan is related to our Knickerbocker redevelopment project and is fully secured by restricted cash and a mortgage. Because we were able to assume an existing loan when we purchased this hotel, we were not required to pay any local mortgage recording tax. This loan can be extended for one year subject to satisfying certain conditions.

Schedule of Encumbered Hotels
(dollars in millions)

Consolidated Debt	December 31, 2012 Balance	Encumbered Hotels
Line of credit	$ 56	Charlotte SouthPark - DT, Dana Point - DTGS, Houston Medical Center - HI, Mandalay Beach - ES, Miami International Airport - ES, Philadelphia Independence Mall - HI, Pittsburgh University Center - HI and Santa Monica at the Pier - HI
CMBS debt[a]	$ 65	Atlanta Airport - ES, Austin - DTGS, BWI Airport - ES, Orlando Airport - HI and Phoenix Biltmore - ES
CMBS debt	$ 10	Indianapolis North - ES
CMBS debt[a]	$ 128	Birmingham - ES, Ft. Lauderdale - ES, Minneapolis Airport - ES and Napa Valley - ES
CMBS debt	$ 32	Deerfield Beach - ES
Senior secured notes (10.00%)	$ 224	Atlanta Airport - SH, Boston Beacon Hill - HI, Myrtle Beach Resort - ES, Nashville Opryland -Airport - HI, New Orleans French Quarter - HI, Orlando Walt Disney World® - DTGS, San Diego on the Bay - HI, San Francisco Waterfront - ES, San Francisco Fisherman's Wharf - HI, San Francisco Union Square - MAR and Toronto Airport - HI
Senior secured notes (6.75%)	$ 525	Boston Copley - FMT, Indian Wells Esmeralda Resort & Spa - REN, Los Angeles International Airport - ES, New York - Morgans, New York - Royalton and St. Petersburg Vinoy Resort & Golf Club REN
Senior secured notes (5.625%)	$ 525	Atlanta Buckhead - ES, Baton Rouge - ES, Boston Marlboro - ES, Burlington - SH, Dallas Love Field - ES, Milpitas - ES, Myrtle Beach Resort - HIL, Orlando South - ES, Philadelphia Society Hill - SH, and SF South San Francisco - ES

(a)   This debt is comprised of separate non-cross-collateralized loans each secured by a mortgage of a different hotel.

Capital Expenditures
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2012	**2011**	**2012**	**2011**
Improvements and additions to majority-owned hotels	$ 21,490	$ 31,572	$ 121,475	$ 89,042
Partners' pro rata share of additions to consolidated joint venture hotels	(104)	(156)	(923)	(883)
Pro rata share of additions to unconsolidated hotels	500	801	2,304	3,051
Total additions to hotels[a]	$ 21,886	$ 32,217	$ 122,856	$ 91,210

(a) Includes capitalized interest, property taxes, property insurance, ground leases and certain employee costs.

Hotels Under Renovation or Redevelopment During 2013

Renovations	**Primary Areas**	**Start Date**	**End Date**
Myrtle Beach Resort-HIL	guestrooms	Oct-2012	Mar-2013
Napa Valley-ES[a]	public areas	Nov-2012	Mar-2013
Mandalay Beach-ES[b]	public areas, meeting rooms, F&B	Jan-2013	May-2013
San Francisco Waterfront-ES	public areas	Feb-2013	May-2013
Santa Monica Beach - at the Pier-HI[c]	guestrooms, corridors, public areas	May-2013	Aug-2013
Ft. Lauderdale-ES	public areas	Aug-2013	Oct-2013
Orlando - Walt Disney World Resort-DT[d]	guestrooms, corridors	May-2013	Nov-2013
LAX South - ES[e]	public areas, corridors	Sep-2013	Dec-2013
Houston Medical Center-HI[c]	guestrooms, corridors, public areas	Jul-2013	Dec-2013
Philadelphia - Historic District-HI[c]	guestrooms, corridors, public areas	Aug-2013	Jan-2014
Charleston Mills House-HI[c]	guestrooms, corridors, public areas	Aug-2013	Jan-2014
Redevelopments			
New York-Morgans	guestroom additions, public areas, fitness area, re-concept F&B	Feb-2012	Mar-2013

(a) Guestroom renovations were completed in April 2012.
(b) Guestroom renovations were completed in May 2012.
(c) Effective March 1, 2013, this hotel will be operated by Wyndham Hotel Group under the Wyndham or Wyndham Grand brand.
(d) Public area renovations were completed in June 2012.
(e) Guest room renovations were completed in February 2013.

Supplemental Financial Data
(in thousands, except per share information)

Total Enterprise Value		December 31, 2012		December 31, 2011
Common shares outstanding		124,117		124,281
Units outstanding		621		636
Combined shares and units outstanding		124,738		124,917
Common stock price	$	4.67	$	3.05
Market capitalization	$	582,526	$	380,997
Series A preferred stock[(a)]		309,362		309,362
Series C preferred stock[(a)]		169,412		169,412
Consolidated debt[(b)]		1,630,525		1,596,466
Noncontrolling interests of consolidated debt		(2,810)		(2,894)
Pro rata share of unconsolidated debt		74,198		75,178
Hotel development		(146,079)		(120,163)
Cash, cash equivalents and restricted cash[(b)]		(123,672)		(177,998)
Total enterprise value (TEV)	$	2,493,462	$	2,230,360

(a)   Book value based on issue price.
(b)   Restricted cash includes $64.9 million of cash fully securing $64.9 million of debt that was assumed when we purchased the Knickerbocker.

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations for ten hotels sold in 2012 and eight hotels sold in 2011. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
Operating revenue	$ 3,096	$ 25,156	$ 60,238	$ 132,988
Operating expenses [a]	(2,328)	(24,041)	(52,942)	(133,051)
Operating income (loss)	768	1,115	7,296	(63)
Interest expense, net	(46)	(747)	(2,037)	(5,294)
Debt extinguishment	—	—	(790)	3,282
Loss on involuntary conversion, net	—	—	—	(12)
Gain (loss) on sale, net	27,818	(2,648)	54,459	4,714
Income (loss) from discontinued operations	28,540	(2,280)	58,928	2,627
Depreciation and amortization	63	3,850	5,607	20,660
Interest expense	46	750	2,037	5,301
Noncontrolling interest in other partnerships	—	—	—	13
EBITDA from discontinued operations	28,649	2,320	66,572	28,601
Impairment loss	—	—	1,335	8,935
Hurricane loss	22	—	250	—
Debt extinguishment	—	—	790	(3,282)
Loss on involuntary conversion, net	—	—	—	12
Loss (gain) on sale, net	(27,818)	2,648	(54,459)	(4,714)
Adjusted EBITDA from discontinued operations	$ 853	$ 4,968	$ 14,488	$ 29,552

(a) Includes impairment charges of $1.3 million and $8.9 million for the years ended December 31, 2012 and December 31, 2011, respectively.

Hotel Portfolio Composition

The following table illustrates the distribution of same-store hotels.

Brand	Hotels	Rooms	2012 Hotel Operating Revenue (in thousands)	2012 Hotel EBITDA (in thousands)[a]
Embassy Suites Hotels	20	5,433	$ 256,200	$ 78,389
Holiday Inn	10	3,494	160,866	42,178
Renaissance and Marriott	3	1,321	111,976	17,912
Doubletree and Hilton	5	1,206	56,071	16,706
Sheraton and Westin	4	1,604	68,369	14,540
Fairmont	1	383	41,255	4,286
Morgans and Royalton	2	282	32,129	3,458
Core hotels	**45**	**13,723**	**726,866**	**177,469**
Non-strategic hotels	20	5,099	179,474	48,044
Same-store hotels	**65**	**18,822**	**$ 906,340**	**$ 225,513**
Market				
San Francisco area	4	1,637	$ 99,659	$ 21,036
Los Angeles area	3	677	33,287	13,760
South Florida	3	923	47,298	13,257
Boston	3	916	68,121	12,126
New York area	4	817	57,052	9,733
Myrtle Beach	2	640	36,973	9,429
Atlanta	3	952	35,410	9,230
Philadelphia	2	728	36,122	8,882
Tampa	1	361	45,152	7,957
San Diego	1	600	26,445	6,688
Other markets	19	5,472	241,347	65,371
Core hotels	**45**	**13,723**	**726,866**	**177,469**
Non-strategic hotels	20	5,099	179,474	48,044
Same-store hotels	**65**	**18,822**	**$ 906,340**	**$ 225,513**
Location				
Urban	17	5,305	$ 316,354	$ 74,446
Resort	10	2,928	183,807	41,475
Airport	9	2,957	126,906	33,742
Suburban	9	2,533	99,799	27,806
Core hotels	**45**	**13,723**	**726,866**	**177,469**
Non-strategic hotels	20	5,099	179,474	48,044
Same-store hotels	**65**	**18,822**	**$ 906,340**	**$ 225,513**

(a) Hotel EBITDA is more fully described on page 26.

The following tables set forth occupancy, ADR and RevPAR for the three months and year ended December 31, 2012 and 2011, and the percentage changes therein for the periods presented, for our same-store Consolidated Hotels included in continuing operations.

Detailed Operating Statistics by Brand

Occupancy (%)

	Three Months Ended December 31,			Year Ended December 31,		
	2012	2011	%Variance	2012	2011	%Variance
Embassy Suites Hotels	69.3	70.0	(0.9)	74.6	75.7	(1.5)
Holiday Inn	69.4	70.1	(1.0)	75.2	74.7	0.7
Renaissance and Marriott	63.8	63.6	0.3	69.0	67.3	2.5
Doubletree and Hilton	55.1	59.0	(6.6)	67.7	67.9	(0.3)
Sheraton and Westin	61.0	59.5	2.5	64.6	65.7	(1.7)
Fairmont	68.1	60.5	12.6	63.5	70.2	(9.6)
Morgans and Royalton	85.1	87.1	(2.3)	83.7	86.4	(3.1)
Core hotels (45)	66.8	67.2	(0.6)	72.3	72.8	(0.7)
Non-strategic hotels (20)	67.3	67.2	0.2	71.7	71.7	—
Same-store hotels (65)	66.9	67.2	(0.4)	72.2	72.5	(0.5)

ADR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2012	2011	%Variance	2012	2011	%Variance
Embassy Suites Hotels	142.05	136.53	4.0	144.62	137.78	5.0
Holiday Inn	140.11	130.99	7.0	142.58	129.91	9.7
Renaissance and Marriott	188.45	175.94	7.1	192.43	177.04	8.7
Doubletree and Hilton	133.89	120.42	11.2	137.97	130.20	6.0
Sheraton and Westin	112.43	111.41	0.9	112.31	111.81	0.5
Fairmont	283.77	262.93	7.9	282.00	248.97	13.3
Morgans and Royalton	361.66	346.36	4.4	308.14	293.10	5.1
Core hotels (45)	152.54	144.19	5.8	151.79	142.63	6.4
Non-strategic hotels (20)	116.10	112.18	3.5	117.19	113.36	3.4
Same-store hotels (65)	142.76	135.65	5.2	142.46	134.79	5.7

RevPAR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2012	2011	%Variance	2012	2011	%Variance
Embassy Suites Hotels	98.51	95.52	3.1	107.88	104.32	3.4
Holiday Inn	97.23	91.82	5.9	107.20	97.00	10.5
Renaissance and Marriott	120.23	111.90	7.4	132.76	119.12	11.4
Doubletree and Hilton	73.76	71.02	3.9	93.40	88.42	5.6
Sheraton and Westin	68.54	66.29	3.4	72.56	73.47	(1.2)
Fairmont	193.12	158.98	21.5	179.11	174.85	2.4
Morgans and Royalton	307.83	301.85	2.0	257.83	253.15	1.9
Core hotels (45)	101.92	96.91	5.2	109.76	103.90	5.6
Non-strategic hotels (20)	78.13	75.35	3.7	84.08	81.31	3.4
Same-store hotels (65)	95.57	91.15	4.8	102.80	97.78	5.1

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Comparable Hotels Operating Statistics for Our Top Markets

Occupancy (%)

	Three Months Ended December 31,			Year Ended December 31,		
	2012	2011	%Variance	2012	2011	%Variance
San Francisco area	75.2	76.8	(2.0)	80.5	79.9	0.7
Los Angeles area	59.5	68.2	(12.6)	75.6	77.3	(2.2)
South Florida	74.1	74.4	(0.4)	77.4	78.0	(0.8)
Boston	69.4	70.9	(2.1)	70.2	77.1	(9.0)
New York area	81.9	80.7	1.5	78.1	79.3	(1.6)
Myrtle Beach	39.5	44.7	(11.7)	59.7	59.7	(0.1)
Atlanta	70.0	63.1	11.0	73.8	73.3	0.7
Philadelphia	61.0	61.6	(1.0)	65.2	69.4	(6.0)
Tampa	75.1	73.6	2.0	81.0	78.4	3.4
San Diego	69.0	72.9	(5.4)	79.6	78.5	1.4
Other markets	63.7	63.3	0.7	68.9	68.6	0.5
Core hotels (45)	**66.8**	**67.2**	**(0.6)**	**72.3**	**72.8**	**(0.7)**
Non-strategic hotels (20)	67.3	67.2	0.2	71.7	71.7	—
Same-store hotels (65)	**66.9**	**67.2**	**(0.4)**	**72.2**	**72.5**	**(0.5)**

ADR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2012	2011	%Variance	2012	2011	%Variance
San Francisco area	181.08	164.26	10.2	174.13	152.75	14.0
Los Angeles area	154.80	141.31	9.5	156.04	149.47	4.4
South Florida	139.84	137.20	1.9	145.67	141.29	3.1
Boston	210.73	192.84	9.3	207.71	187.14	11.0
New York area	230.92	222.03	4.0	209.80	200.66	4.6
Myrtle Beach	102.31	103.53	(1.2)	145.27	140.62	3.3
Atlanta	108.49	104.68	3.6	108.53	104.83	3.5
Philadelphia	147.71	145.45	1.6	147.79	135.80	8.8
Tampa	165.07	158.17	4.4	174.57	164.50	6.1
San Diego	121.57	115.01	5.7	128.94	119.70	7.7
Other markets	134.09	127.16	5.5	135.57	129.39	4.8
Core hotels (45)	**152.54**	**144.19**	**5.8**	**151.79**	**142.63**	**6.4**
Non-strategic hotels (20)	116.10	112.18	3.5	117.19	113.36	3.4
Same-store hotels (65)	**142.76**	**135.65**	**5.2**	**142.46**	**134.79**	**5.7**

RevPAR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2012	2011	%Variance	2012	2011	%Variance
San Francisco area	136.18	126.11	8.0	140.15	122.05	14.8
Los Angeles area	92.17	96.31	(4.3)	117.94	115.49	2.1
South Florida	103.59	102.03	1.5	112.77	110.20	2.3
Boston	146.31	136.76	7.0	145.72	144.25	1.0
New York area	189.07	179.16	5.5	163.83	159.20	2.9
Myrtle Beach	40.37	46.27	(12.8)	86.70	84.01	3.2
Atlanta	75.99	66.03	15.1	80.06	76.83	4.2
Philadelphia	90.08	89.63	0.5	96.39	94.21	2.3
Tampa	123.89	116.40	6.4	141.44	128.91	9.7
San Diego	83.87	83.89	—	102.63	94.00	9.2
Other markets	85.48	80.46	6.2	93.41	88.73	5.3
Core hotels (45)	**101.92**	**96.91**	**5.2**	**109.76**	**103.90**	**5.6**
Non-strategic hotels (20)	78.13	75.35	3.7	84.08	81.31	3.4
Same-store hotels (65)	**95.57**	**91.15**	**4.8**	**102.80**	**97.78**	**5.1**

Historical Operating Statistics

	Occupancy (%)			
	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Core hotels (45)	68.4	77.7	76.5	66.8
Non-strategic hotels (20)	71.6	75.1	73.0	67.3
Same-store hotels (65)	69.3	77.0	75.5	66.9

	ADR ($)			
	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Core hotels (45)	145.45	155.03	153.45	152.54
Non-strategic hotels (20)	115.80	117.02	119.71	116.10
Same-store hotels (65)	137.10	144.93	144.57	142.76

	RevPAR ($)			
	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Core hotels (45)	99.47	120.49	117.40	101.92
Non-strategic hotels (20)	82.97	87.89	87.37	78.13
Same-store hotels (65)	94.97	111.61	109.22	95.57

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

| | Three Months Ended December 31, | | | | | |
| | 2012 | | | 2011 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (93,026)			$ (33,396)		
Noncontrolling interests	638			303		
Preferred dividends	(9,679)			(9,679)		
Net loss attributable to FelCor common stockholders	(102,067)	123,635	$ (0.83)	(42,772)	123,906	$ (0.35)
Depreciation and amortization	31,944	—	0.26	29,983	—	0.24
Depreciation, discontinued operations and unconsolidated entities	2,794	—	0.02	6,675	—	0.05
Loss (gain) on sale of hotels	(27,818)	—	(0.23)	2,648	—	0.02
Noncontrolling interests in FelCor LP	(513)	622	0.01	(220)	636	0.01
FFO	(95,660)	124,257	(0.77)	(3,686)	124,542	(0.03)
Acquisition costs	19	—	—	121	—	—
Hurricane loss	170	—	—	—	—	—
Hurricane loss, discontinued operations and unconsolidated entities	22	—	—	—	—	—
Debt extinguishment, including discontinued operations	62,519	—	0.51	64	—	—
Severance costs	102	—	—	—	—	—
Conversion expenses	31,197	—	0.25	—	—	—
Pre-opening costs	154	—	—	—	—	—
Adjusted FFO	$ (1,477)	124,257	$ (0.01)	$ (3,501)	124,542	$ (0.03)

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Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

	Year Ended December 31,					
	2012			2011		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (129,414)			$ (130,895)		
Noncontrolling interests	1,407			1,041		
Preferred dividends	(38,713)			(38,713)		
Net loss attributable to FelCor common stockholders	(166,720)	123,634	$ (1.35)	(168,567)	117,068	$ (1.44)
Depreciation and amortization	123,879	—	1.00	118,232	—	1.01
Depreciation, discontinued operations and unconsolidated entities	16,721	—	0.14	33,136	—	0.28
Gain on involuntary conversion	—	—	—	(292)	—	—
Loss on involuntary conversion, discontinued operations	—	—	—	12	—	—
Impairment loss	—	—	—	4,315	—	0.04
Impairment loss, discontinued operations	1,335	—	0.01	8,935	—	0.08
Gain on sale of hotels, net	(54,459)	—	(0.44)	(4,714)	—	(0.04)
Noncontrolling interests in FelCor LP	(842)	628	—	(689)	499	(0.01)
FFO	(80,086)	124,262	(0.64)	(9,632)	117,567	(0.08)
Acquisition costs	132	—	—	1,479	—	0.01
Hurricane loss	1,021	—	0.01	—	—	—
Hurricane loss, discontinued operations and unconsolidated entities	253	—	—	—	—	—
Debt extinguishment, including discontinued operations	75,117	—	0.60	24,381	—	0.21
Severance costs	553	—	—	—	—	—
Abandoned projects	219	—	—	—	—	—
Conversion expenses	31,197	—	0.25	—	—	—
Pre-opening costs	398	—	—	—	—	—
Unvested restricted stock	—	11	0.01	—	175	—
Adjusted FFO	$ 28,804	124,273	$ 0.23	$ 16,228	117,742	$ 0.14

Reconciliation of Net Loss to EBITDA, Adjusted EBITDA and Same-store Adjusted EBITDA
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
Net loss	$ (93,026)	$ (33,396)	$ (129,414)	$ (130,895)
Depreciation and amortization	31,944	29,983	123,879	118,232
Depreciation, discontinued operations and unconsolidated entities	2,794	6,675	16,721	33,136
Interest expense	31,820	32,335	125,484	130,658
Interest expense, discontinued operations and unconsolidated entities	732	1,875	4,792	9,892
Noncontrolling interests in other partnerships	125	83	565	352
EBITDA	(25,611)	37,555	142,027	161,375
Impairment loss	—	—	—	4,315
Impairment loss, discontinued operations	—	—	1,335	8,935
Hurricane loss	170	—	1,021	—
Hurricane loss, discontinued operations and unconsolidated entities	22	—	253	—
Debt extinguishment, including discontinued operations	62,519	64	75,117	24,381
Acquisition costs	19	121	132	1,479
Loss (gain) on sale of hotels, net	(27,818)	2,648	(54,459)	(4,714)
Gain on involuntary conversion	—	—	—	(292)
Loss on involuntary conversion, discontinued operations	—	—	—	12
Amortization of stock compensation	1,254	1,828	5,003	7,170
Severance costs	102	—	553	—
Abandoned projects	—	—	219	—
Conversion expenses	31,197	—	31,197	—
Pre-opening costs	154	—	398	—
Adjusted EBITDA	42,008	42,216	202,796	202,661
Adjusted EBITDA from discontinued operations	(853)	(4,968)	(14,489)	(29,551)
Adjusted EBITDA from acquired hotels[a]	—	—	—	165
Same-store Adjusted EBITDA	$ 41,155	$ 37,248	$ 188,307	$ 173,275

(a)   For same-store metrics, we have included the two hotels acquired in May 2011 as if they were acquired at the beginning of 2011.

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
Same-store operating revenue:				
Room	$168,020	$160,245	$707,908	$671,567
Food and beverage	41,908	38,033	148,736	141,048
Other operating departments	11,733	12,131	49,696	51,042
Same-store operating revenue	221,661	210,409	906,340	863,657
Same-store operating expense:				
Room	47,379	45,023	190,293	182,780
Food and beverage	32,513	30,496	119,560	113,329
Other operating departments	5,517	5,839	22,434	23,490
Other property related costs	61,406	59,751	246,518	239,104
Management and franchise fees	9,773	9,485	41,815	39,702
Taxes, insurance and lease expense	14,575	13,710	60,207	54,280
Same-store operating expense	171,163	164,304	680,827	652,685
Hotel EBITDA	$ 50,498	$ 46,105	$225,513	$210,972
Hotel EBITDA Margin	22.8%	21.9%	24.9%	24.4%

**Reconciliation of Same-store Operating Revenue and Same-store Operating Expense to Total
Revenue, Total Operating Expenses and Operating Income (Loss)**
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2012	**2011**	**2012**	**2011**
Same-store operating revenue[a]	$ 221,661	$ 210,409	$ 906,340	$ 863,657
Other revenue	513	319	3,185	2,949
Revenue from acquired hotels[a]	—	—	—	(11,455)
Total revenue	222,174	210,728	909,525	855,151
Same-store operating expense[a]	171,163	164,304	680,827	652,685
Consolidated hotel lease expense[b]	10,004	9,375	41,342	38,759
Unconsolidated taxes, insurance and lease expense	(1,764)	(1,835)	(7,255)	(6,987)
Corporate expenses	6,054	6,375	26,128	29,080
Depreciation and amortization	31,944	29,983	123,879	118,232
Impairment loss	—	—	—	4,315
Conversion expenses	31,197	—	31,197	—
Expenses from acquired hotels[a]	—	—	—	(11,290)
Other expenses	929	562	4,855	4,017
Total operating expenses	249,527	208,764	900,973	828,811
Operating income (loss)	$ (27,353)	$ 1,964	$ 8,552	$ 26,340

(a)   For same-store metrics, we have included the two hotels acquired in May 2011 as if they were acquired at the beginning of 2011.

(b)   Consolidated hotel lease expense represents the percentage lease expense of our 51% owned operating lessees. The offsetting percentage lease revenue is included in equity in income from unconsolidated entities.

**Reconciliation of Forecasted Net Loss attributable to FelCor to Forecasted Adjusted FFO
and Adjusted EBITDA**
(in millions, except per share data)

| | Full Year 2013 Guidance | | | |
| | Low | | High | |
	Dollars	Per Share Amount[a]	Dollars	Per Share Amount[a]
Net loss attributable to FelCor[b]	$ (70)		$ (63)	
Preferred dividends	(39)		(39)	
Net loss attributable to FelCor common stockholders	(109) $	(0.88)	(102) $	(0.82)
Depreciation[c]	148		156	
Adjusted FFO	$ 39 $	0.31	$ 54 $	0.43
Net loss attributable to FelCor[b]	$ (70)		$ (63)	
Depreciation[c]	148		156	
Interest expense[c]	102		106	
Amortization expense	6		6	
Adjusted EBITDA	$ 186		$ 205	

(a)   Weighted average shares are 125.1 million.
(b)   For guidance, we have assumed no gains or losses on future asset sales.
(c)   Includes pro rata portion of unconsolidated entities.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation, amortization and impairment losses. FFO for unconsolidated partnerships and joint ventures are calculated on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional items, including but not limited to those described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to extinguishment of debt and interest rate swaps* - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Cumulative effect of a change in accounting principle* - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets and impairment losses because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets and impairment losses represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis.

We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis.

Use and Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

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